Exemption number: 82 4639

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	*Phone:* / *Fax:*	1 202 94 22 990 / 1 202 94 29 624
Contact name:	[redacted]ciniak	*Phone:*	(48 76) 84 78 280
	[redacted] Relations	*Fax:*	(48 76) 84 78 205
	lso provided to required statutory authorities		
		Date:	20 January 2003
03003314	*Number of pages (including this one):*		1

Current report 06/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 10 January 2003 a change in share capital was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations for the company INTERFERIE Sp. z o.o. with registered head office in Lubin (a subsidiary of DSI S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of INTERFERIE Sp. z o.o. was increased by PLN 800 thousand through the issuance of 800 shares at PLN 1 000 each. The share capital of INTERFERIE Sp. z o.o. after registration is PLN 35 800 thousand and is divided into 35 800 shares of PLN 1 000 each.
Following registration of this change in capital, DSI S.A. owns 97.77% of the shares of INTERFERIE Sp. z o.o., with 2.23% of the shares of INTERFERIE Sp. z o.o. being owned by Centrum Badań Jakości Spółka z o.o. (a subsidiary of KGHM Polska Miedź S.A.).
The total number of votes arising from all issued shares after registration of this change in share capital is 35 800 votes.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

dlw 1/27

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)